SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

New Asia Holdings, Inc.

Common Stock, Par Value $0.001

(Title of Class of Securities)

(CUSIP Number)

64202A109

Scott C. Kline

Secretary and General Counsel

15615 Alton Parkway, Suite 450

Irvine, CA 92618

(949) 261-6355

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of This Statement)

March 31, 2015

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 915279103	Schedule 13D	Page 2 of 3 Pages

1	NAME OF REPORTING PERSONS
Lin Kok Peng
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

	7	SOLE VOTING POWER
NUMBER OF		54,957,724
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,560,125

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
77%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 915279103	Schedule 13D	Page 2 of 3 Pages

Item 1. Security and Issuer.

New Asia Holdings, Inc.

3 Ubi Avenue #07-58 Vertex Building Tower A Singapore 408868

Common Stock

Item 2. Identity and Background.

(a)	Lin Kok Peng

(b)	8 Ubi Road 2, $#02-07, Zervex Singapore 408538

(c)	Chief Executive Officer, High Desert Assets, Inc.

(d)	No

(e)	No

(f)	Singapore

Item 3. Source and Amount of Funds or Other Consideration.

PF

Item 4. Purpose of Transaction.

(a)	None

(b)	None

(c)	None

(d)	None

(e)	None

(f)	None

(g)	None

(h)	None

(i)	None

(j)	None

CUSIP No. 915279103	Schedule 13D	Page 2 of 3 Pages

Item 5. Interest in Securities of the Issuer.

(a) 54,957,724 shares, or approximately 90%

(b) Sole voting power to 54,957,724 shares. Lin Kok Peng is sole shareholder of New Asia Holdings Limited, the title holder of the shares.

(c) New Asia Holdings Limited acquired 31,560,125 shares of common stock on December 26, 2014.

(d) Lin Kok Peng is sole shareholder of New Asia Holdings Limited, the title holder of the shares.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with

Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Item 7. Material to be Filed as Exhibits.

None.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2015	/s/ Lin Kok Peng
Name:	Lil Kok Peng
Title:

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).